Mail Stop 3561

September 12, 2008

<u>By U.S. Mail</u>

Mr. David S. Houston
Chief Financial Officer
LiveWorld, Inc.
4340 Stevens Creek Blvd., Suite 101
San Jose, California 95129

      Re: **LiveWorld, Inc.**
             Form 10-KSB for Fiscal Year
             Ended December 31, 2007
             File No. 0-26657

Dear Mr. Houston:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief